SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29543; File No. 812-13601]

iShares Trust, et al.; Notice of Application

December 27, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company
Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the
Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an
exemption from sections 17(a)(1) and (a)(2) of the Act.

Applicants: iShares Trust ("Trust"), iShares, Inc. ("Corporation") (the Trust and
Corporation, together, the "Companies" and each a "Company"), BlackRock Fund Advisors
("BFA" or "Adviser") and SEI Investments Distribution Co. ("Distributor").

Summary of Application: Applicants request an order that permits: (a) series of certain
actively managed open-end management investment companies to issue shares ("Shares")
redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions
in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds,
under certain circumstances, more than seven days from the tender of Shares for redemption;
and (d) certain affiliated persons of the series to deposit securities into, and receive securities
from, the series in connection with the purchase and redemption of Creation Units.

Filing Dates: The application was filed on November 7, 2008 and amended on May 4, 2009,
June 17, 2010 and November 12, 2010. Applicants have agreed to file an amendment during
the notice period, the substance of which is reflected in this notice.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 21, 2011, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Andrew Josef, Esq., BlackRock Fund Advisors, 400 Howard Street, San Francisco, CA 94105 for the Companies and BFA, and SEI Investments Distribution Co., One Freedom Valley Drive, Oaks, PA 19456.

<u>For Further Information Contact</u>: Jaea F. Hahn, Senior Counsel, at (202) 551-6870 or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   The Trust is an open-end management investment company registered under the Act and organized as a Delaware statutory trust. The Corporation is an open-end management investment company registered under the Act and organized as a Maryland

corporation. The Adviser, an investment adviser registered under the Investment Advisers Act of 1940 ("Advisers Act"), will serve as investment adviser to the initial Funds ("Initial Funds").[1] The Distributor, a broker-dealer registered under the Securities Exchange Act of 1934 ("Exchange Act"), will serve as the principal underwriter of the Funds' shares.

2.　　Applicants request that the order apply to the Initial Funds and any future series of a Company or of other open-end management investment companies advised by BFA or an entity controlling, controlled by, or under common control with BFA (a "BFA Affiliate") that may utilize active management strategies, subject to the terms and conditions of the application ("Future Funds", together with the Initial Funds, the "Funds").[2] Each Fund will have a distinct investment objective and will attempt to achieve such objective by utilizing an "active" management strategy.[3] The Funds may invest in equity or fixed income securities traded in the U.S or non-U.S. markets, or a combination of equity and fixed income securities, as well as shares of other exchange traded funds ("ETFs") and shares of money market mutual funds or other investment companies. Certain of the Funds may invest in equity securities or fixed income securities traded in international markets (the "International Funds"). Applicants anticipate that certain Funds, including the International Funds, will

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[1]　　Although BFA does not currently expect to enter into subadvisory agreements with respect to the management of the Funds, it may do so in the future. If BFA were to enter into a subadvisory agreement with a BFA Affiliate (defined below) or other subadviser (each a "Subadviser"), such Subadviser would be registered as an investment adviser under the Advisers Act.

[2]　　All entities that currently intend to rely on the order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

[3]　　Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009), as well as any other applicable disclosure requirements.

invest a portion of their assets in depositary receipts representing foreign securities in they

seek to invest ("Depositary Receipts").[4] The Funds will not invest in options contracts,

futures contracts or swap agreements.

> 3.	Shares of the Funds will be sold at a price between $25 and $100 per

Share in Creation Units of 50,000 Shares. All orders to purchase Creation Units must be

placed with the Distributor by or through an "Authorized Participant," which is either: (a) a

broker-dealer or other participant in the shares clearing process through the continuous net

settlement system of the National Securities Clearing Corporation, or (b) a participant in the

Depository Trust Company ("DTC," and such participant, "DTC Participant"), which in

either case has executed an agreement with a Company, the Distributor and the Transfer

Agent, with respect to creations and redemptions of Creation Units. Each Fund will sell

Shares in Creation Units, generally in exchange for an in-kind deposit by the purchaser of a

particular portfolio of securities designated by the Adviser (the "Deposit Securities"),

together with the deposit or refund of a specified cash payment as the case may be ("Cash

Component"). The Cash Component is an amount equal to the difference between (a) the net

asset value ("NAV") per Creation Unit and (b) the market value per Creation Unit of the

Deposit Securities.[5] Applicants state that in some circumstances there may be operational

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[4]	A Fund will not invest in any Depositary Receipts that the Adviser deems illiquid or for which pricing information is not readily available. No affiliated persons of Applicant will serve as the depositary bank for any Depositary Receipts held by a Fund.

[5]	On each day that a Fund is open, including as required by section 22(e) of the Act ("Business Day"), the list of names and required number of each Deposit Security, the estimated Cash Component for the current day and the Cash Component as of the previous Business Day will be made available immediately prior to the opening of trading on the listing Exchange (as defined below). The Exchange will disseminate every 15 seconds throughout the trading day, through the facilities of the Consolidated Tape Association an amount representing, on a per

problems with a Fund operating exclusively on an "in-kind" basis. Each Fund therefore may permit, under certain circumstances, a purchaser of Creation Units to substitute cash in lieu of depositing some or all of the requisite Deposit Securities.

4. An investor purchasing a Creation Unit from a Fund will be charged a fee ("Transaction Fee") to prevent the dilution of the interests of the remaining shareholders resulting from costs in connection with the purchase of Creation Units.[6] All orders to purchase Creation Units will be placed with the Distributor by or through an Authorized Participant and it will be the Distributor's responsibility to transmit such orders to the Funds. The Distributor also will be responsible for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

5. Purchasers of Shares in Creation Units may hold such Shares or may sell such Shares into the secondary market. Shares will be listed and traded on a national securities exchange as defined in section 2(a)(26) of the Act ("Exchange"). One or more member firms of the Exchange will act as a specialist and maintain a market for Shares on the Exchange (the "Specialist"), or one or more member firms will act as a market maker ("Market Maker") and maintain a market for Shares.[7] The prices of Shares trading on the Exchange

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Share basis, the sum of current value of the Deposit Securities and the estimated Cash Component.

[6] Where a Fund permits an in-kind purchaser to substitute cash in lieu of depositing a portion of the Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing such Deposit Securities, including brokerage costs.

[7] If Shares are listed on the NASDAQ, no particular Specialist will be contractually obligated to make a market in Shares, although NASDAQ's listing requirements stipulate that at least two Market Makers must be registered as Market Makers in Shares to maintain the listing. Registered Market Makers are required to make a continuous, two-sided market at all times or be subject to regulatory sanctions.

will be based on a current bid/offer market. Shares sold in the secondary market will be subject to customary brokerage commissions and charges.

7.   Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs (which could include institutional investors). The Specialist, or Market Maker, in providing a fair and orderly secondary market for the Shares, also may purchase Creation Units for use in its market-making activities. Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors.[8] Applicants expect that the price at which the Shares trade will be disciplined by so-called "arbitrage opportunities" created by the ability to continually purchase or redeem Creation Units at their NAV, which should ensure that the Shares will not trade at a material discount or premium in relation to their NAV.

8.   Shares will not be individually redeemable, and owners of Shares may acquire those Shares from a Fund, or tender such Shares for redemption to the Fund, in Creation Units only. To redeem, an investor will have to accumulate enough Shares to constitute a Creation Unit. Redemption orders must be placed by or through an Authorized Participant. Shares generally will be redeemed in Creation Units in exchange for a particular portfolio of securities ("Redemption Securities") plus or minus a "Cash Redemption Amount," equal to the difference between the NAV per Creation Unit of the Shares being redeemed and the market value of the Redemption Securities. An investor may receive the cash equivalent of a Redemption Security in certain circumstances, such as if the investor is constrained from

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[8]   Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. DTC or DTC Participants will maintain records reflecting beneficial owners of Shares.

effecting transactions in the security by regulation or policy.[9] A redeeming investor may pay

a Transaction Fee, calculated in the same manner as a Transaction Fee payable in connection

with the purchases of a Creation Unit.

9.   Applicants state that a Fund will comply with federal securities laws in

accepting Deposit Securities and satisfying redemptions with Redemption Securities,

including that the Deposit Securities and Redemption Securities are sold in transactions that

would be exempt from registration under the Securities Act.[10] For each Fund utilizing an in-

kind process, the Deposit Securities and Redemption Securities will consist of a pro rata

basket of the Fund's portfolio.[11]

10.   No Company nor any individual Fund will be advertised or marketed as an

"open-end investment company" or a "mutual fund." Instead, each Fund will be marketed as

an "actively-managed exchange-traded fund." In all marketing materials where the features

or method of obtaining, buying or selling Shares traded on the Exchange are described,

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[9]   Applicants state that a cash-in-lieu amount will replace any "to-be-announced" ("TBA") transaction that is listed as a Deposit Security or Redemption Security of any Fund. A TBA transaction is a method of trading mortgage-backed securities where the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA transactions will be equivalent to the value of the TBA transaction listed as a Deposit Security or Redemption Security.

[10]   In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the relevant Funds will comply with the conditions of rule 144A, including in satisfying redemptions with such rule 144A eligible restricted Redemption Securities.

[11]   There may be minor differences between a basket of Deposit Securities or Redemption Securities and a true pro rata slice of a Fund's portfolio solely when (A) it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement or, (B) in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots. A tradeable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.

applicants state that there will be a statement or statements to the effect that Shares are not individually redeemable. Any advertising materials where features of obtaining, buying or selling Creation Units are described or where there is a reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

11. The Funds' website, which will be publicly available prior to the public offering of Shares, will include, or will include links to, the current summary prospectus, the prospectus, statement of information ("SAI"), and most recent annual and semi-annual reports to shareholders if required. The website will also include additional quantitative information updated on a daily basis, including, on a per Share basis, for each Fund, daily trading volume, the prior Business Day's NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV ("Bid/Ask Price"). On each Business Day, before commencement of trading in Shares on the Exchange, each Fund will disclose the identities and quantities of the securities and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.[12]

Applicants' Legal Analysis:

1. Applicants request an order under section 6(c) of the Act granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under

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[12] Applicants note that under accounting procedures followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T + 1"). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

the Act; and under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and (a)(2) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit each Fund, as an open-end company, to issue Shares that are redeemable in Creation Units only. Applicants state that investors may purchase Shares in Creation Units from each Fund and that Creation Units are

always redeemable in accordance with the provisions of the Act. Applicants further state that because the market price of Shares will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security, which is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (c) assure an orderly distribution of investment company shares by eliminating price competition from dealers offering shares at

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less than the published sales price and repurchasing shares at more than the published

redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting

Shares to trade in the secondary market at negotiated prices. Applicants state that

(a) secondary market trading in Shares does not involve the Funds as parties and cannot

result in dilution of an investment in Shares, and (b) to the extent different prices exist during

a given trading day, or from day to day, such variances occur as a result of third-party market

forces, such as supply and demand. Therefore, applicants assert that secondary market

transactions in Shares will not lead to discrimination or preferential treatment among

purchasers. Finally, applicants contend that the proposed distribution system will be orderly

because arbitrage activity should ensure that the difference between the market price of

Shares and their NAV remains narrow.

Section 22(e)

7.   Section 22(e) of the Act generally prohibits a registered investment company

from suspending the right of redemption or postponing the date of payment of redemption

proceeds for more than seven days after the tender of a security for redemption. Applicants

state that settlement of redemptions for the International Funds is contingent not only on the

securities settlement cycle of the U.S. market, but also on currently practicable delivery

cycles in local markets for underlying foreign securities held by the International Funds.

Applicants state that local market delivery cycles for transferring Redemption Securities to

redeeming investors, coupled with local market holiday schedules, will, under certain

circumstances, require a delivery process longer than seven calendar days for International

Funds. Applicants request relief under section 6(c) of the Act from section 22(e) to allow

International Funds that deliver Redemption Securities in-kind to pay redemption proceeds up to a maximum of 14 calendar days following the tender of a Creation Unit of such Funds. Except as disclosed in the relevant International Fund's SAI, applicants expect that each International Fund will be able to deliver redemption proceeds within seven days.[13] With respect to future International Funds, applicants seek the same relief from section 22(e) only to the extent that circumstances similar to those described in the application exist.

8.   Applicants state that section 22(e) was designed to prevent unreasonable and unforeseen delays in the payment of redemption proceeds. Applicants assert that the requested relief will not lead to the problems that section 22(e) was designed to prevent. Applicants state that the SAI will disclose those local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days, and the maximum number of days, up to 14 calendar days, needed to deliver the proceeds for the relevant International Fund. Applicants are not seeking relief from section 22(e) with respect to International Funds that do not effect creations and redemptions of Creation Units in-kind.

Sections 17(a)(1) and (2) of the Act

9.   Section 17(a)(1) and (2) of the Act generally prohibit an affiliated person of a registered investment company, or an affiliated person of such a person ("second tier affiliate"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include any person directly or

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[13]   Rule 15c6-1 under the Exchange Act requires that most securities be settled within three business days of the trade. Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations applicants may have under rule 15c6-1.

indirectly owning, controlling, or holding with power to vote 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. The Funds may be deemed to be controlled by BFA or any BFA Affiliate and hence are affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by BFA or a BFA Affiliate (an "Affiliated Fund").

10.   Applicants request an exemption from section 17(a) under sections 6(c) and 17(b), to permit in-kind purchases and redemptions of Creation Units by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (1) holding 5% or more, or more than 25%, of the outstanding Shares of a Company or one or more Funds; (2) an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

11.   Applicants contend that no useful purpose would be served by prohibiting such affiliated persons or second tier affiliates of a Fund from purchasing or redeeming Creation Units through "in-kind" transactions. The deposit procedure for in-kind purchases and the redemption procedure for in-kind redemptions will be the same for all purchases and redemptions. Deposit Securities and Redemption Securities will be valued under the same objective standards applied to valuing portfolio securities. Absent the unusual circumstances described in the application, the Fund Deposit and Redemption Securities will be the same. Therefore, applicants state that in-kind purchases and redemptions will create no opportunity

for the affiliated persons and second tier affiliates described above to effect a transaction detrimental to the other holders of Shares. Applicants also believe that in-kind purchases and redemptions will not result in abusive self-dealing or overreaching of the Fund.

Applicants' Conditions:

The applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.   As long as a Fund operates in reliance on the requested order, the Shares of the Fund will be listed on an Exchange.

2.   Neither a Company nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.   The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day's NAV and the market closing price or Bid/Ask Price of the Shares, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.   On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on its website the identities and quantities of the portfolio securities and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.

5.   No Adviser or Subadviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.

6.   The requested order will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed exchange-traded funds.

For the Commission, by the Division of Investment Management, under delegated authority.


Florence E. Harmon
Deputy Secretary
